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Exhibit 12.1

BEAZER HOMES USA, INC.

STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year ended September 30,					9 months ended
	2000	2001	2002	2003	2004	6/30/2004	6/30/2005
Earnings:
Income before income taxes	71,485	122,748	202,059	285,529	386,575	255,285	239,538
Less: equity in (income) loss of unconsolidated joint ventures	(299)	63	(2,338)	(1,597)	(1,561)	(1,748)	(3,150)
Fixed charges from below	32,894	38,348	54,389	69,149	80,740	58,317	68,414
Distributed income of unconsolidated joint ventures	299	—	2,353	1,137	1,761	1,756	3,361
Less: interest capitalized	(30,897)	(35,825)	(51,171)	(65,295)	(76,035)	(54,872)	(64,269)
Interest amortized to cost of sales	27,704	33,235	43,001	55,451	66,199	46,183	54,880

Earnings available for fixed charges	101,186	158,569	248,293	344,374	457,679	304,921	298,774

Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	30,897	35,825	51,171	65,295	76,035	54,872	64,269
Estimated interest component of rent expense	1,997	2,523	3,218	3,854	4,705	3,445	4,145

Total fixed charges	32,894	38,348	54,389	69,149	80,740	58,317	68,414

Ratio of earnings to fixed charges	3.08	4.14	4.57	4.98	5.67	5.23	4.37

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  Exhibit 12.1